Exhibit 8.1

[Letterhead of Pietrantoni Mendez & Alvarez LLC]

March 13, 2023

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co., LLC

As Representatives of the

several Underwriters,

c/o BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Re:	$400,000,000 Popular, Inc. 7.25% Senior Notes Due 2028

Ladies and Gentlemen:

We have acted as special Puerto Rico tax counsel to Popular, Inc., a Puerto Rico corporation (the “Company”), in connection with the several purchases by you and the other Underwriters named in Schedule II to the Underwriting Agreement, dated March 8, 2023 (the “Underwriting Agreement”) between the Company and you, as Representatives of the several Underwriters named therein (the “Underwriters”) of $400,000,000 of the Company’s 7.25% Senior Notes due 2028 (the “Notes”). Capitalized terms used herein and not otherwise defined herein will have the meanings assigned in the Underwriting Agreement.

In arriving at the opinions expressed herein, among other things, we have examined the following:

(a) A copy of the Prospectus;

(b) A copy of the Underwriting Agreement;

(c) A copy of the Indenture;

(d) A copy of the global note representing the Notes being issued on the date hereof (the “Global Note”); and

(e) Copies of all certificates and other documents delivered in connection with the execution of the Underwriting Agreement.

In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and certificates of public officials, officers of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. In our examination, we have assumed the genuineness of the signatures of persons signing all documents and instruments in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto and the due authorization, execution and delivery of all documents by the parties thereto. We have also assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies.

On the basis of the foregoing and subject to the further assumptions, qualifications and limitations hereinafter set forth, we are of the opinion that the statements included in the Prospectus under the caption “CERTAIN TAX CONSIDERATIONS,” insofar as such statements constitute a summary of the United States and Puerto Rico tax laws referred to therein, are accurate and fairly summarize in all material respects the United States and Puerto Rico tax laws referred to therein.

Our opinions are given as of the date hereof and are limited in all respects to the law and facts existing as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.

We are admitted to practice in the Commonwealth of Puerto Rico, and express no opinion whatsoever with respect to any laws other than the internal laws of the Commonwealth of Puerto Rico and the federal laws of the United States. This opinion is furnished to you pursuant to Section 5(d) of the Underwriting Agreement and is not to be used, circulated, quoted or otherwise relied upon by any other person, or by you for any other purpose, without our prior written consent.

Very truly yours,

/s/ PIETRANTONI MENDEZ & ALVAREZ LLC